UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

FORTUNA MINING CORP.

(Exact name of the registrant as specified in its charter)

British Columbia, Canada	001-35297	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Suite 820, 1111 Melville Street, Vancouver, British Columbia, Canada		V6E 3V6
(Address of principal executive offices)		(Zip code)

Kevin O’Reilly, Chief Financial Officer; 604-484-4085
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, .
☑	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

SECTION 1 – CONFLICT MINERALS DISCOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Not applicable

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Fortuna Mining Corp. (“Fortuna”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”), and is relying on the alternative reporting provision of Item 2.01. For the year ended December 31, 2025, ESTMA reports were filed separately for the following reporting entities within the Fortuna group: Fortuna Mining Corp., Goldrock Mines Corp., Fortuna Silver Holdings (Mexico) Inc., and Roxgold Inc. These ESTMA reports for the year ended December 31, 2025 are relied upon to satisfy the requirements of Item 2.01. Fortuna’s ESTMA reports are available on Fortuna’s website at https://fortunamining.com/library/ or on the Government of Canada’s website at https://natural-resources.canada.ca/minerals-mining/services-mining-industry/extractive-sector-transparency/links-estma-reports. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

SECTION 3 – EXHIBITS

Item 3.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit Number	Description
2.01	Interactive Data File (Form SD for the year ended December 31, 2025 filed in XBRL).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FORTUNA MINING CORP.
(Registrant)

By:	/s/ Kevin O’Reilly	September 1, 2026
	Name: Kevin O’Reilly	(Date)
Title: Chief Financial Officer